UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)

AMERICAN NATURAL ENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

02860R105
(CUSIP Number)

Steven P. Ensz
One Warren Place, 6100 South Yale
Suite 2010
Tulsa, Oklahoma 74136
(918) 481-1440
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communication)

February 17, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP NO. 02860R105	13D	Page 2 of 4 pages

1		NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Steven P. Ensz

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP
(a) [ ]
(b) [ ]

3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER		- 2,064,832 -
OF
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED		- 0 -
BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		- 2,064,832 -
WITH
	10	SHARED DISPOSITIVE POWER

- 0 -

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 2,064,832 -

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.0%

14		TYPE OF REPORTING PERSON

IN

CUSIP NO. 02860R105	13D	Page 3 of 4 pages

ITEM 1. SECURITY AND ISSUER

The securities to which this Schedule 13D relate are shares of common stock, par value $.001 per share ("Common Stock"), of American Natural Energy Corporation, an Oklahoma corporation (the "Company").

The address of the Company's principal executive office is One Warren Place, 6100 South Yale, Suite 2010, Tulsa, Oklahoma 74136.

ITEM 2. IDENTITY AND BACKGROUND

(a)	Steven P. Ensz

(b)	The business address of Mr. Ensz is One Warren Place, 6100 South Yale, Suite 2010, Tulsa, Oklahoma 74136.

(c)	Mr. Ensz's principal occupation is acting as Principal Financial and Accounting Officer of the Company.

(d)	Mr. Ensz has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

Mr. Ensz has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such a proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Ensz is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 17, 2012, the Company issued 1.5 million shares of Common Stock to Mr. Ensz as compensation for personal guarantees provided by Mr. Ensz in connection with various outstanding financings of the Company.

ITEM 4. PURPOSE OF TRANSACTION

Mr. Ensz received and currently holds the shares of the Company’s common stock, as described herein, for investment purposes.

Mr. Ensz does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)

Mr. Ensz is now the beneficial owner of 2,064,832 shares of Common Stock. There are 25,928,895 shares of the Company’s common stock outstanding (per the Company's Form 10-Q filed with the Securities and Exchange Commission on August 14, 2012). Mr. Ensz is therefore currently the beneficial owner of 8.0% of the total issued and outstanding shares of Common Stock.

CUSIP NO. 02860R105	13D	Page 4 of 4 pages

(b)	The responses of Mr. Ensz to Items 7-11 of the cover page of this Schedule 13D are incorporated herein by reference.

(c)	The responses of Mr. Ensz to Item 3 of this Schedule 13D are incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 22, 2012
Date

/s/ Steven P. Ensz
Signature

Steven P. Ensz, Principal Financial and Accounting Officer
Name / Title